UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period: N/A

Commission File Number 1-11806

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE ETHAN ALLEN RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ETHAN ALLEN INTERIORS INC.
Ethan Allen Drive
Danbury, Connecticut  06811

THE ETHAN ALLEN
RETIREMENT SAVINGS PLAN

Table of Contents

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:
Statements of Net Assets Available for Plan Benefits, December 31, 2008 and 2007	2

Statements of Changes in Net Assets Available for Plan Benefits, Years Ended December 31, 2008 and 2007	3

Notes to Financial Statements	4

Supplemental Schedules:
Schedule H, Line 4i — Schedule of Assets (Held at End of Year), December 31, 2008	15

All other schedules have been omitted as they are not applicable.

Report of Independent Registered Public Accounting Firm

Ethan Allen Retirement Committee and Participants of

The Ethan Allen Retirement Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of The Ethan Allen Retirement Savings Plan (the Plan) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i — Schedule of Assets (Held at End of Year), December 31, 2008, has been presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

June 29, 2009

Stamford, Connecticut

THE ETHAN ALLEN

RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2008 and 2007

	2008	2007
Assets:
Investments, at fair value (notes 3 and 4):
Mutual funds	$77,424,346	$131,480,927
Collective trusts	1,125,849	1,756,882
Common stock	7,463,957	14,818,783
Interest Bearing Cash	266,694	240,237
Benefit responsive investment contracts	27,084,593	26,712,248
Total investments	113,365,439	175,009,077
Participant loans	4,690,627	5,317,166
Employer contributions receivable	2,131,666	3,804,131
Employee contributions receivable	328	323,591
Total assets	120,188,060	184,453,965

Liabilities:
Refunds payable for excess contributions	160,446	14,543

Net assets available for plan benefits before adjustment	120,027,614	184,439,422

Adjustment from fair value to contract value for fully benefit-responsive investment contracts (note 2)	3,757,219	824,690
Net assets available for plan benefits	$123,784,833	$185,264,112

See accompanying notes to financial statements.

THE ETHAN ALLEN

RETIREMENT SAVINGS PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Years Ended December 31, 2008 and 2007

	2008	2007
Additions (reductions) to net assets attributed to:

Investment income:
Net (depreciation) in fair value of investments	$(56,566,570)	$(1,852,495)
Dividend income	4,133,959	9,989,745
Total investment (loss) income	(52,432,611)	8,137,250
Interest income	467,749	387,659
Total (loss) income	(51,964,862)	8,524,909
Contributions:
Employer contributions:
Cash	8,256	3,809,628
Noncash	2,131,666	—
Employee contributions	10,884,796	11,645,928
Total contributions	13,024,718	15,455,556

Total (reductions) additions	(38,940,144)	23,980,465
Deductions from net assets attributed to:
Benefits paid to participants	(22,467,687)	(22,079,873)
Administrative expenses	(71,448)	(81,052)
Total deductions	(22,539,135)	(22,160,925)

Net (decrease) increase	(61,479,279)	1,819,540

Net assets available for plan benefits:
Beginning of year	185,264,112	183,444,572
End of year	$123,784,833	$185,264,112

See accompanying notes to financial statements.

THE ETHAN ALLEN

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2008 and 2007

(1)                     Plan Description

The Ethan Allen Retirement Savings Plan (the “Plan”) is a defined contribution savings plan sponsored and administered by Ethan Allen Global, Inc. and its subsidiaries (collectively, the “Company”, the “Employer” or the “Plan Sponsor”).

The following brief description is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan was formed effective July 1, 1994 through the merger of the Retirement Program of Ethan Allen Inc. (the “Retirement Program”) into the Ethan Allen 401(k) Employee Savings Plan (the “401(k) Plan”). As a result of the merger on July 1, 1994, all participant investments in the Retirement Program (except for the Ethan Allen Interiors Inc. restricted stock, which was transferred directly) were liquidated and the proceeds were transferred to the Plan, allocated to participants’ accounts and invested, as directed, by each participant. On January 1, 1999, the name of the Plan was changed from The Ethan Allen Profit Sharing and 401(k) Retirement Plan to The Ethan Allen Retirement Savings Plan.

The Plan, which is offered to all employees who have completed at least three consecutive months of service with the Company, is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Contributions and Vesting

Participants may contribute from 1% to 100% of their compensation (as defined in the Plan), up to a maximum tax deferred contribution level of $15,500 in 2008 and 2007 to the 401(k) portion of the Plan.

If the Company elects to match participants’ contributions, the Company’s policy is to match $1.00 for $1.00 on the first $500 of pre-tax contributions, and, in its discretion, to match $0.50 on the $1.00 on the next $1,600 of pre-tax contributions. As such, the maximum annual Company match is $1,300 and such match, if paid in cash, follows the participants’ investment choices as of the date paid. The Company elected to make this additional discretionary match in 2007, however did not in 2008.  For 2008, the Company matched dollar for dollar the first $500 of employee pre-tax contributions.  In lieu of making its matching contribution in cash, the Company elected to make its contribution in shares of common stock of Ethan Allen Interiors, Inc. (“Common Stock”).  The Company transferred 184,880 shares of Common Stock , with a fair value of $11.53 per share, to the Ethan Allen Interiors, Inc. Common Stock Fund under the Plan on February 12, 2009 in satisfaction of its matching contribution obligation of $2,131,666 for allocation to the accounts of employee participants.

Participants may, in addition, contribute amounts in excess of their tax deferred contribution on an after-tax basis in the amount of 1% to 100% of their compensation. The participant’s tax-deferred contribution and after-tax contribution, in the aggregate, may not exceed 100% of their compensation.

Employer contributions, if any, to the profit-sharing portion of the Plan on behalf of each participant are determined by the Company, although the maximum amount that can be contributed to a participant’s account in any year is the lesser of (i) $46,000 (as adjusted for each Plan Year to take into account any applicable cost-of-living adjustment for that year provided by the Secretary of the Treasury under section 415(d) of the Internal Revenue Code) or (ii) 100% of the participant’s compensation for that Plan year. The

THE ETHAN ALLEN

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2008 and 2007

actual contribution, if any, is made in the ensuing year. The Company declared no profit-sharing contributions for the Plan in 2008 or 2007.

Participants who are employed by the Company on the last day of the Plan year are entitled to receive the Employer matching contributions, if any. Participant contributions, Employer matching contributions, and Employer profit-sharing contributions vest immediately.

Investment of Funds

At December 31, 2008, the amounts contributed to the Plan were invested in one or more of the following investment options at the direction of the participants. A brief description of each investment option is provided below.

American Beacon Small Cap Value Fund — The American Beacon Small Cap Value Fund seeks to provide long-term capital appreciation and current income. The fund invests in a diversified portfolio of stocks, bonds, and money market securities with an emphasis on stocks of small market capitalization U.S. companies. These companies, whose stocks ordinarily account for at least 80% of the assets of the fund, generally have market capitalizations similar to the market capitalization of companies in the Russell 2000 index at the time of investment.

American Funds AMCAP Fund — The American Funds AMCAP Fund seeks to provide long-term growth of capital. The fund invests in established growth companies of any size with proven records of steady, above-average earnings, and a growth rate faster than that of the general market. The fund primarily invests in U.S. common stocks, as well as convertible preferred stocks and cash and equivalents.

American Funds Growth Fund of America — This fund seeks to invest in companies that appear to offer superior opportunities for long term growth, such as cyclical companies, those in depressed industries, and turnaround or value situations.  Common stocks, convertibles, preferred stocks, U.S. government securities, bonds and cash are held by the fund.  Up to 15% of the assets may be invested in securities of issuers located outside the United States and not included in the S&P 500.  Up to 10% may be invested in debt securities rated below investment grade.

Artisan MidCap Growth Fund — The Artisan MidCap Growth Fund seeks long-term capital growth through a diversified portfolio of mid-sized companies.

Barclays Global Investors S&P 500 Equity Index Fund — The Barclays Global Investors S&P 500 Equity Index Fund is a collective trust maintained by Investors Bank & Trust.  The fund seeks to capture earnings and growth through investing in the same stocks held in the S&P 500 Index.

Columbia Acorn Fund — The Columbia Acorn Fund seeks long-term growth of capital by investing primarily in the stocks of small and medium-sized companies. The fund generally invests in stocks of global companies with market capitalizations of less than $5 billion with the intention of holding them as the issuing companies grow and divesting them when they become larger.

Dodge & Cox International Stock Fund — This fund seeks long-term growth of principal and income.  The fund invests primarily in a diversified portfolio of equity securities issued by non-U.S. companies from at least three different foreign countries including emerging markets.  The fund focuses on countries whose economic and political systems appear more stable and are believed to

THE ETHAN ALLEN

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2008 and 2007

provide some protection to foreign shareholders.  The fund invests primarily in medium to large well established companies based on standards of the applicable market.

Ethan Allen Interiors, Inc. Common Stock — At December 31, 2008 and 2007, the Plan held unrestricted shares of common stock of the Company totaling 482,811 and 489,952 shares, respectively. Ethan Allen Interiors Inc. common stock is publicly traded and had a readily ascertainable market value of $14.37 and $28.50 per share at December 31, 2008 and 2007, respectively.

JPMorgan Invest Self-Directed Brokerage Fund — The JPMorgan Invest Self-Directed Brokerage Fund allows investors to purchase mutual funds, stocks, and bonds offered through JPMorgan.

JPMorgan MidCap Value Fund — The JPMorgan MidCap Value Fund seeks to provide long-term growth from mid-capitalization stocks. This invests in medium-sized U.S. companies with market capitalizations between $1 billion and $20 billion.

JPMorgan Stable Value Fund — This fund seeks to protect principal from market fluctuations and produce relatively predictable returns that should typically exceed those of money market funds.  The fund invests in a diversified portfolio of high quality intermediate-maturity fixed-income investments, as well as benefit responsive contracts that provide for the principal and return stability.

PIMCO Total Return - Inst —This fund seeks total return consistent with preservation of capital.  The fund invests at least 65% of assets in debt securities, including U.S. government securities, corporate bonds, and mortgage-related securities.  It may invest up to 30% of assets in securities denominated in foreign currencies.  The portfolio duration generally ranges from three to six years.

T. Rowe Price Retirement Income Adv – The fund seeks the highest total return over time consistent with an emphasis on both capital growth and income.  It pursues this objective by investing in a diversified portfolio of T. Rowe Price mutual funds consisting of about approximately 40% stocks and 60% bonds and short-term income funds.

T. Rowe Price Retirement 2010 Adv – The fund seeks the highest total return over time consistent with an emphasis on both capital growth and income.  It is managed to a specific retirement year (target date) as included in its name.  The fund pursues its objective by investing in a diversified portfolio of T. Rowe Price stock and bond funds.  The allocation between T. Rowe Price stock and bond funds will change to be more conservative over time.

T. Rowe Price Retirement 2020 Adv – The fund seeks the highest total return over time consistent with an emphasis on both capital growth and income.  It is managed to a specific retirement year (target date) as included in its name.  The fund pursues its objective by investing in a diversified portfolio of T. Rowe Price stock and bond funds.  The allocation between T. Rowe Price stock and bond funds will change to be more conservative over time.

T. Rowe Price Retirement 2030 Adv – The fund seeks the highest total return over time consistent with an emphasis on both capital growth and income.  It is managed to a specific retirement year (target date) as included in its name.  The fund pursues its objective by investing in a diversified portfolio of T. Rowe Price stock and bond funds.  The allocation between T. Rowe Price stock and bond funds will change to be more conservative over time.

THE ETHAN ALLEN

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2008 and 2007

T. Rowe Price Retirement 2040 Adv — The fund seeks the highest total return over time consistent with an emphasis on both capital growth and income.  It is managed to a specific retirement year (target date) as included in its name.  The fund pursues its objective by investing in a diversified portfolio of T. Rowe Price stock and bond funds.  The allocation between T. Rowe Price stock and bond funds will change to be more conservative over time.

T. Rowe Price Retirement 2050 Adv — The fund seeks the highest total return over time consistent with an emphasis on both capital growth and income.  It is managed to a specific retirement year (target date) as included in its name.  The fund pursues its objective by investing in a diversified portfolio of T. Rowe Price stock and bond funds.  The allocation between T. Rowe Price stock and bond funds will change to be more conservative over time.

Van Kampen Growth and Income Fund — The Van Kampen Growth and Income Fund seeks income and long-term growth of capital.  The fund invests primarily in income producing equity securities, including common stocks and convertible securities, although investments are also made in nonconvertible preferred stocks and debt securities.  The fund may invest up to 25% of its total assets in securities of foreign issuers.

Loans

The Loan Fund is a noncontributory fund used to account for and administer loans to participants. Each participant may apply to JP Morgan Retirement Plan Services (the “Recordkeeper”) for a loan against the 401(k) portion of that participant’s account. The maximum amount which may be borrowed by the participant is limited to the lesser of (a) $50,000 or (b) 50% of the 401(k) portion of such participant’s account at the time of such loan. The term of these loans generally shall not exceed the earlier of five years or such participant’s termination of service, and in certain circumstances, greater than five years as defined in the Plan document.

Loans are processed by the Recordkeeper upon approval of the application. The Plan Sponsor has determined that loans shall bear interest equal to the Prime Rate as of the preceding month’s close plus 1%. Loan rates on outstanding loans ranged from 5.00% to 10.50% during both 2008 and 2007 with maturities ranging from 1/1/2009 to 8/24/2017.  Loans to participants are stated at cost (equal to their outstanding balances on the last day of the year) which approximates fair value.

Participants’ Accounts

A separate account is maintained for each participant. Net investment income (loss) is comprised of interest income, dividend income, and net appreciation (depreciation) in fair value of investments and is allocated daily to each participant’s account on a proportional basis according to account balances so that each account bears its proportionate share of income or loss. Employer profit-sharing contributions are allocated to each participant based on each participant’s compensation to total compensation of all participants during the year.

Distributions and Withdrawals

Participants may elect to receive their benefits when they reach 59½, or when they leave the Company. The Plan also provides death benefits to the designated beneficiary of eligible participants. An employee may withdraw any or all of his after-tax 401(k) contribution and participant rollover contributions at any time; early withdrawal of pre-tax and Company match 401(k) contributions may only be made by a

THE ETHAN ALLEN

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2008 and 2007

participant upon attaining the age of 59½ or because of serious financial hardship, subject to limitations. Distributions are usually made in cash. If a participant’s account includes shares of Company stock, a participant can elect to receive a distribution in cash or stock.  In no event shall distributions commence later than sixty days after the close of the Plan year in which the latest of the following events occurs: the participant’s attainment of age 65; the tenth anniversary of the date on which the employee began participating in the plan; the participant’s termination date. These provisions notwithstanding, participants who are no longer active employees must commence distributions from the Plan within a year of attaining the age of 70½.

(2)                     Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

Reclassifications

Certain prior year amounts have been reclassified in order to conform to the current year’s presentation.  These changes were made for disclosure purposes only and did not have any impact on previously reported results.

Recently Adopted Accounting Pronouncements

In September 2006, the FASB issued Statement on Financial Accounting Standards (SFAS) No. 157, “Fair Value Measurements”.  The Company adopted the provisions of SFAS No. 157 effective January 1, 2008.  This standard establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurements.  SFAS No. 157 applies to fair value measurements already required or permitted by existing standards.  The changes from prior U.S. generally accepted accounting principles from the application of this statement relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements.  For the impact of adoption of this statement on financial assets, financial liabilities, and nonfinancial assets recognized at fair value on a recurring basis, see note 3.

Risks and Uncertainties

The Plan provides participants with various investment options that invest in any combination of stocks, bonds, fixed income securities and other investment securities.  Such investment securities are exposed to various risks and uncertainties, including interest rate risk, credit risk, market volatility, changes in the economic and political environment, regulatory changes and foreign currency risk.  The Plan invests in securities with contractual cash flows, such as asset backed securities, collateralized mortgage obligations and commercial mortgage backed securities, including securities backed by subprime mortgage loans.  The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in

THE ETHAN ALLEN

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2008 and 2007

the market’s perception of the issuers and changes in interest rates.  During the year ended December 31, 2008, the net fair value of investments depreciated by $56.6 million due to significant market volatility that was, in part, a result of a general decline in global economic conditions. Due to the level of risk and uncertainty associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Plan Benefits and the Statement of Changes in Net Assets Available for Plan Benefits.

Valuation of Investments Held in Trust and Income Recognition

Under the terms of a trust agreement between JP Morgan Chase Bank (the “Trustee”) and the Company, the Trustee administers a trust fund on behalf of the Plan. The value of the investments and changes therein of this trust have been reported to the Plan by the Trustee.

Shares of mutual funds and Company common stock are reported at fair value as determined based on quoted market prices. Plan interests in benefit responsive investment contracts are stated at fair value, with a corresponding adjustment to contract value for investment contracts that are deemed to be fully benefit-responsive. Contract value represents contributions made under the contract plus earnings on the underlying investments, less Plan withdrawals and administrative expenses. Shares in the collective Trust are valued at fair value based on the net asset value as reported by the fund investment manager.

Purchases and sales of securities are recorded on a trade—date basis. Dividends are recorded on the ex-dividend date and interest is accrued as earned.

Payment of Benefits

Benefits are recorded when paid.

(3)                      Fair Value Measurements

The reporting of fair value measurements was adopted in accordance with SFAS No. 157 on January 1, 2008 for all financial assets and liabilities and non-financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements.

SFAS No. 157 defines fair value as the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability. The fair value should be calculated based on assumptions that market participants would use in pricing the asset or liability, not on assumptions specific to the entity.

In addition to defining fair value, SFAS No. 157 established a fair value hierarchy for valuation inputs. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market. Each fair value measurement is reported in one of the three levels which is determined by the lowest level input that is significant to the fair value measurement in its entirety. These levels are:

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Notes to Financial Statements

December 31, 2008 and 2007

•                  Level 1 — inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.

•                  Level 2 — inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•                  Level 3 — inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models, and similar techniques.

The following section describes the valuation methodologies we use to measure different financial assets and liabilities at fair value.

Mutual Funds

Valued at the Net Asset Value (“NAV”) of shares held by the plan at year end based on the closing price reported on the active market on which the individual mutual funds are traded.

Collective Trusts or Commingled Funds

Valued at the NAV per unit as determined by the administrator of the fund.  The NAV is based on the fair value of the underlying assets owned by the fund, minus its liabilities and then divided by the number of units outstanding.

Common Stock

Valued at the closing price reported on the active market on which the individual securities are traded.

Interest Bearing Cash

The fair values are based on quoted prices.

Benefit responsive investment contracts

Benefit responsive contracts consists of collective trust funds and a wrap agreement (See note 4). The collective trust funds are valued at the NAV per unit as determined by the administrator of the fund.  The NAV is based on the value of the underlying securities owned by the fund. The wrap contracts are valued at fair value by the fund administrator.

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Notes to Financial Statements

December 31, 2008 and 2007

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following table presents the Plan’s assets and liabilities measured at fair value on a recurring basis at December 31, 2008:

	Fair Value Measurements Using Input Type
	Level 1	Level 2	Level 3	Total
Mutual funds	$77,424,346	$—	$—	$77,424,346
Collective trusts	—	1,125,849	—	1,125,849
Common stock	7,463,957	—	—	7,463,957
Interest Bearing Cash	266,694	—	—	266,694
Benefit responsive investment contracts	—	27,084,593	—	27,084,593
Total investments measured at fair value	$85,154,997	$28,210,442	$—	$113,365,439

(4)                     Investments

The following table presents, at fair value, Plan investments which represent 5% or more of the Plan’s net assets available for plan benefits at December 31:

	2008	2007
Mutual funds:
American Funds Growth Fund of America	15,317,364	28,667,624
American Funds AMCAP Fund	11,909,525	22,197,396
T Rowe Price Retirement 2020 - Adv	8,029,478	12,304,434
Dodge & Cox International Stock Fund	**	12,287,317
JPMorgan MidCap Value Fund	6,568,234	10,961,981
Artisan MidCap Growth Fund	**	10,801,321
T Rowe Price Retirement 2010 - Adv	**	9,655,254
Common stock:
Ethan Allen Interiors, Inc. Common Stock	6,938,803	13,963,629
Benefit reponsive investment contracts:*
JPMorgan Intermediate Bond Fund	24,921,955	26,455,809

** Balance did not represent 5% or more of the Plan’s net assets on the respective date.

* These underlying assets are backed by three equally divided wrap contracts with State Street Bank and Trust Company, Natixis Financial Products Inc. and AEGON Institutional Markets, Inc., each with a crediting rate yield of 2.69%. The Plan’s JP Morgan Stable Value Fund is comprised of these investment contracts.

THE ETHAN ALLEN

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Notes to Financial Statements

December 31, 2008 and 2007

During 2008 and 2007, the Plan’s investments (including realized gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2008	2007
Mutual funds	$(50,452,735)	1,000,532
Common stock	(6,645,246)	(3,699,237)
Benefit responsive investments	1,188,614	767,053
Collective trusts	(657,203)	79,157

Net (depreciation) in fair value of investments	$(56,566,570)	(1,852,495)

Benefit Responsive Investment Contracts

The JP Morgan Stable Value Fund and the holds investments in Synthetic Guaranteed Investment Contracts (“GICs”) as direct investments.

A Synthetic GIC is an investment contract issued by an insurance company or other financial institution (wrap agreement), backed by a portfolio of bonds or other fixed income securities held by collective trust funds. The assets underlying the contract are maintained separate from the issuer’s general assets, usually by a third party custodian. The contract provides an interest rate not less than zero. Such contracts typically provide that realized and unrealized gains and losses on the underlying assets are not reflected immediately in the value of the contract, but rather are amortized, usually over the time to maturity or the duration of the underlying investments, through adjustments to the future interest crediting rate.

Primary variables impacting future crediting rates of the Synthetic GICs include current yield of the assets within the contract, duration of the assets covered by the contract, and existing difference between the market value and contract value of the assets within the contract.  Synthetic GICs are designed to reset the respective crediting rate, typically on a quarterly basis.  The crediting rate of Synthetic GICs will track current market yields on a trailing basis.  The rate reset allows the contract value of the wrapped portfolio to converge to the market value over time, assuming the market value continues to earn the current portfolio yield for a period of time equal to the current portfolio duration.  The issuer guarantees that all qualified participant withdrawals will occur at contract value.

Certain events limit the ability of the Plan to transact at contract value with the issuer.  While the events may differ from contract to contract, the events typically include: (i) amendments to the Plan documents; (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) complete or partial termination of the Plan or its merger with another plan; (iv) the failure of the Plan or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA; (v) unless made in accordance with the withdrawal provisions of the Plan, the withdrawal from the wrap contract at the direction of the Company, including withdrawals due to the removal of a specifically identifiable group of employees from coverage under the Plan (such as a group layoff or early retirement incentive program), or the closing or sale of a subsidiary, employing unit or affiliate, the bankruptcy or insolvency of the Company, or the Company’s establishment of another tax qualified defined contribution plan; (vi) any change in law, regulation, ruling, administrative or judicial position or accounting requirement, in any case applicable to the Plan or Fund, and (vii) the delivery of any

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Notes to Financial Statements

December 31, 2008 and 2007

communication to Plan participants designed to influence a participant not to invest in the Fund.   The Company does not believe that the occurrence of any events, such as those described above,  which would limit the Plan’s ability to transact at contract value with participants, are probable.

The wrap agreement generally are evergreen contracts that permit termination upon notice at any time, and provide for automatic termination if the contract value or the market value of the contract equals zero.  If the market value of the contract equals zero, the issuer is not excused from paying the excess above contract value.  If the Plan defaults in its obligations under the contract, and the default is not cured within a cure period, the issuer may terminate the contract, and the Plan will receive the market value as of the date of termination

The assets underlying the contracts primarily consist of collective trust funds sponsored by JP Morgan Chase Bank, NA.  The fair value of those funds at December 31, 2008 were $24,921,955 for the JP Morgan Intermediate Bond Fund and $2,162,638 for the JP Morgan Liquidity Fund.

The Synthetic GICs are placed with financial institutions whose Standard & Poors credit rating is A or higher.

The average yield earned by the Stable Asset Funds for all fully benefit-responsive investment contracts at December 31, 2008 and 2007 are presented in the following table (which is included in net (depreciation) in fair value of investments in the statements of changes in net assets available for plan benefits.):

	2008	2007
Weighted average yield earned	6.50%	6.67%
Weighted average yield credited to participants accounts	2.99%	5.15%

(5)                     Plan Termination

Although the Company has not expressed any intent to do so, it has the right under the Plan, to the extent permitted by law, to discontinue its contributions, and to terminate the Plan in accordance with the provisions of ERISA. If the Plan is terminated, each participant’s interest will be payable in full according to the Plan provisions. The Company also has the right under the Plan, to the extent permitted by law, to amend or replace it for any reason.

(6)                     Parties-in-Interest

Certain Plan investments represent shares of commingled and mutual funds managed by JP Morgan Chase & Co. (“JP Morgan”), whose affiliates serve as both Trustee and Recordkeeper of the Plan.  Therefore, transactions involving these mutual funds qualify as party-in-interest transactions.

At December 31, 2008, approximately 6% of Plan assets are held in the form of shares of the Company’s common stock. Transactions involving the Company’s common stock qualify as party-in-interest transactions under the provisions of ERISA.  During 2008 and 2007, the Plan received dividend income on Company common stock totaling $437,379 and $406,396, respectively.

THE ETHAN ALLEN

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2008 and 2007

(7)                      Administrative Expenses

In 2008 and 2007, administrative expenses, other than (i) certain transaction fees borne by the participants and (ii) audit, legal and investment advisory fees borne by the Company, were paid by the Plan, in accordance with Plan provisions, and allocated to participant accounts based upon their account balances. Fees paid to JP Morgan for recordkeeping and trust services amounted to $71,448 and $81,052 for the years ended December 31, 2008 and 2007, respectively.

(8)                     Tax Status

The Company has received a determination letter from the Internal Revenue Service dated May 21, 2002 stating that the Plan is a qualified plan under Section 401(a) of the Internal Revenue Code and the corresponding trust is exempt from income tax under Section 501(a) of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan Sponsor and legal counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

(9)                     Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

	Years Ended December 31,
	2008	2007
Net assets available for plan benefits per the financial statements	$123,784,833	$185,264,112
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts held by collective trust	(3,757,219)	(824,690)
Net assets available for plan benefits per the Form 5500	$120,027,614	$184,439,422

The following is a reconciliation of investment income per the financial statements to the Form 5500:

	Years Ended December 31,
	2008	2007
Total investment income (loss) per the financial statements	$(51,964,862)	$8,524,909
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts - current year	(3,757,219)	(824,690)
Add: Adjustment from fair value to contract value for fully benefit-responsive investment contracts - prior year	824,690	520,564
Total investment (loss) income per the Form 5500	$(54,897,391)	$8,220,783

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2008

Identity of issue, borrower, lessor, or similar party	Number of Shares/Units	Current Value
Mutual Funds:
American Beacon Small Cap Value Fund	57,786	$665,696
American Funds AMCAP Fund	990,809	11,909,525
American Funds Growth Fund of America	753,815	15,317,364
Artisan MidCap Growth Fund	332,989	5,663,720
Columbia Acorn Fund	201,718	3,569,105
Dodge & Cox International Stock Fund	267,636	6,084,775
* JPMorgan MidCap Value Fund	424,854	6,568,234
PIMCO Total Return - Inst	370,315	3,737,285
T Rowe Price Retirement 2010 - Adv	498,933	5,569,034
T Rowe Price Retirement 2020 - Adv	725,336	8,029,478
T Rowe Price Retirement 2030 - Adv	448,989	4,983,777
T Rowe Price Retirement 2040 - Adv	225,832	2,490,928
T Rowe Price Retirement 2050 - Adv	112,713	696,559
T Rowe Price Retirement Income - Adv	78,783	813,035
Van Kampen Growth and Income Fund	64,409	910,089
JPMorgan Invest Self-Directed Brokerage Fund	n/a	1,207,590
Common Stock:
* Ethan Allen Interiors, Inc. Common Stock	482,811	6,938,803
Collective Trusts:
Barclays Global Investors S&P 500 Equity Index Fund	38,876	1,125,849
Fully Benefit Responsive Investment Contracts :
* JPMorgan Intermediate Bond Fund (1)	2,184,606	24,921,955
* JP Morgan Liquidity Fund (1)	2,178,277	2,162,638
*Participant loans	n/a	4,690,627
		$118,056,066

*	Denotes a party-in-interest to the Plan.
(1)

These underlying assets are backed by three equally divided wrap contracts with State Street bank and Trust Company, Natixis Financial Products Inc. and AEGON Institutional Markets, Inc., each with a crediting rate yield of 2.69% The Plan's JP Morgan Stable Value Fund is comprised of these investments and wrap contracts.

(2)	1,323 loans made to Plan participants; rates range from 5.00% to 10.5%; maturities from 1/1/2009 to 8/24/2017
n/a	Not applicable

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Ethan Allen Interiors Inc., as administrator of, and issuer of the securities held pursuant to, The Ethan Allen Retirement Savings Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE ETHAN ALLEN RETIREMENT SAVINGS PLAN

	By:	Ethan Allen Interiors Inc.

Date: June 29, 2009	By:	/s/ David R. Callen

		Name:	David R. Callen

		Title:	Vice President, Finance & Treasurer

EXHIBIT INDEX

Exhibit
No.	Description

23	Consent of KPMG LLP.